AB 3/2

10027806

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29116

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 AND ENDING December 31, 2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brookstone Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2920 Drane Field Road
(No. and Street)

Lakeland Florida 33811
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David R. Ramos 863-701-7885
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
FEB 26 2010
Washington, DC 110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ramos David Randall
(Name – *if individual, state last, first, middle name*)

4215 Old Road 37, Lakeland, Florida 33813
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/9/2010

OATH OR AFFIRMATION

I, David W. Locy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brookstone Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

PRESIDENT/CEO

Title

Notary Public

Notary Public State of Florida
Peggy H Lee
My Commission DD598822
Expires 09/26/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

David Ramos
Certified Public Accountant

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Brookstone Securities, Inc.

I have audited the accompanying statement of financial condition of Brookstone Securities, Inc. as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brookstone Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

David R. Ramos, CPA

February 24, 2010

Member: AICPA, FICPA
4215 Old Road 37 • Lakeland, Florida 33813
Telephone: 863-701-7885 • 863-709-8306 • Fax: 863-701-7857 • Email: RAMOSCPA1@AOL.COM

BROOKSTONE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

CURRENT ASSETS	
Cash	$ 206,622
Receivables:	
Commissions	1,055,601
Other	175,763
Advances to sales representatives	130,436
Advances to related parties	574,695
Prepaid expenses	35,992
Total current assets	2,179,109
PROPERTY AND EQUIPMENT, net of accumulated depreciation	44,817
DEPOSIT	10,291
Total assets	$ 2,234,217

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 191,686
Commissions payable	890,533
Total current liabilities	1,082,219
STOCKHOLDERS' EQUITY	
Common stock:	
Class A, $.001par value; 1,500,000 shares authorized, 1,046,350 issued	1,046
Class B, $.001 par value; 500,000 shares authorized, 178,587 issued	179
Additional paid-in capital	1,271,781
Treasury stock, at cost	(118,414)
Retained earnings	(2,594)
Total stockholders' equity	1,151,998
	$ 2,234,217

Read accompanying notes to financial statements.

BROOKSTONE SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2009

REVENUES	
Commissions	$ 12,863,758
Total revenues	12,863,758
OPERATING EXPENSES	
Commissions	9,644,303
Payroll and related expenses	1,254,178
Clearing and related fees	1,023,234
Equipment expenses	227,920
Professional fees	363,015
Occupancy	188,771
Insurance	152,266
Contract labor	43,478
Miscellaneous	32,521
Office expense	29,915
Telephone	41,844
Advertising	29,407
Travel	34,521
Contribution	275
Automobile	20,801
Total expenses	13,086,449
NET INCOME (LOSS)	$ (222,691)

Read accompanying notes to financial statements.

BROOKSTONE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2009

	COMMON STOCK-A	COMMON STOCK-B	ADDITIONAL PAID-IN CAPITAL	TREASURY STOCK AT COST	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
BALANCE, December 31, 2008 restated	$ 1,036	$ 164	$ 1,129,005	$ (118,414)	$ 258,542	$ 1,270,333
STOCK ISSUANCES	10	15	142,776	-	-	142,801
NET INCOME (LOSS)	-	-	-	-	(222,691)	(222,691)
DIVIDENDS	-	-	-	-	(38,445)	(38,445)
BALANCE, December 31, 2009	$ 1,046	$ 179	$ 1,271,781	$ (118,414)	$ (2,594)	$ 1,151,998

Read accompanying notes to financial statements.

BROOKSTONE SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (222,691)
Adjustment to reconcile net earnings to net cash provided by operating activities:	
Depreciation	1,936
Increase in receivables	(263,400)
Increase in prepaid assets	(15,703)
Increase in deposits	(10,117)
Increase in accounts payable	100,198
Increase in commissions payable	454,543
Net cash from operating activities	44,766
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(10,883)
Net cash used in investing activities	(10,883)
CASH FLOWS FROM FINANCING ACTIVITIES	
Collections from related parties	100,340
Advances to related parties	(258,306)
Proceeds from issuance of common stock	117,801
Payment of dividends	(38,445)
Net cash used in investing activities	(78,610)
NET INCREASE IN CASH	(44,727)
CASH, December 31, 2008	251,349
CASH, December 31, 2009	$ 206,622

SUPPLEMENTAL DATA

Income taxes paid	$ -
Interest paid	-

The Company awarded Class A stock to its president in exchange for a $25,000 advance owing by the Company to the president.

The Company reduced the amount owed to it from T Squared Financial Group, Inc. in exchange for artwork valued at $33,701.

Read accompanying notes to financial statements.

BROOKSTONE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF COMPANY - Brookstone Securities, Inc. (the "Company") is a broker-dealer registered with the Securities Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a Florida corporation formerly known as Resource-Realty Investment Securities Enterprises, Inc. d/b/a RISE, Inc. In 2005, the two entities merged. The surviving company was Brookstone Securities, Inc.

BASIS OF ACCOUNTING - The Company's policy is to prepare its financial statements on the accrual basis of accounting.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CASH - For the purposes of reporting cash flows, cash includes cash on hand, in bank accounts and invested cash with maturities of three months or less. At times, cash balances exceed FDIC-insured limits.

RECEIVABLES - Amounts due to the Company at year end are deemed fully collectible. Thus, no allowance for doubtful accounts is recorded. Of the commissions due to the Company at year end, $550,597 were due from a clearing organization. Pursuant to written agreement, the Company maintains deposit accounts with the clearing broker-dealers in the event a customer defaults on payments for securities. These deposit balances were reported at $115,055 at December 31, 2009 and are included in other receivables.

PROPERTY AND EQUIPMENT - Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

LIABILITIES - At December 31, 2009, there were no liabilities that were subordinated to general creditors.

ADVERTISING - Advertising costs are expensed in the year incurred.

INCOME TAXES - There are no timing differences used by the Company which would result in the creation of a deferred tax account. Income for tax purposes is approximately the same as income reported for accounting purposes. The Company is included in the consolidated federal income tax return filed by Brookstone Capital Management, LLC (BCM).

CONCENTRATIONS OF CREDIT RISK - The Company is engaged in various activities in which counterparties include broker-dealers and financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

FAIR VALUE OF FINANCIAL INSTRUMENTS - Management believes that substantially all of the Company's financial assets and liabilities are carried at fair value or amounts which, because of their short-term nature, approximate current fair value.

NOTE 2 - PROPERTY AND EQUIPMENT

Major classes of property and equipment consists of:

Office equipment	$	13,971
Artwork		33,701
		47,672
Less accumulated depreciation		2,855
Net property and equipment	$	44,817

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2009, the Company had net capital of $330,059 which was $257,912 in excess of its required net capital of $72,147. The Company's net capital ratio was 3.28 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

During 2009, the Company was charged $109,827 for goods and services provided to it by T Squared Financial Group, Inc. (T Squared), a company affiliated by common control. These charges for goods and services were provided pursuant to a written agreement between the Company and T Squared for the first half of 2009. The Company effectively shared in expenses incurred by both entities. Office rent of $91,106 was included in the charges from T Squared.

The Company temporarily advanced T Squared certain amounts during 2009 and a balance of $492,986 remained unpaid at December 31, 2009. Other temporary advances were made to BCM, one of the Company's stockholders. At year end, the unpaid balance was $66,000.

The Company made temporary advances to Platinum Financial Securities, Inc. (Platinum) during the year. The balance owed by Platinum at year end was $15,709. Platinum is a company affiliated by common control.

The Company incurred an expense of $81,651 primarily for commissions earned by the owner of BCM.

NOTE 5 - COMMISSIONS

The Company's largest revenue source is Prudential, providing commissions of approximately $1,318,000. A significant portion of the Company's commissions expense is attributable to the owner of BCM as described above, and one of the Company's sales representatives, Jeffrey D. Renaker. Mr. Renaker was paid $803,870.

NOTE 6 - OPERATING LEASES

In 2009, the Company relocated within Lakeland, Florida and began leasing office space from Brookstone Note Services, LLC (BSN), a company affiliated by common control. The Company paid BSN $33,600 for rent of the facilities. Future lease payments required under the operating lease are as follows:

Year ending December 31,	
2010	$ 67,872
2011	69,908
2012	72,004
2013	74,164
2014	50,424
	$ 334,372

Rent expense of $140,706 for the year ended December 31, 2009 is included in the accompanying statement of income.

The Company sublet office space and equipment to Platinum during 2009 under an informal rental agreement. Platinum paid the Company $10,000 for such rent during the year.

NOTE 7 - CONTINGENCIES

The Company, together with various other brokers and individuals, have been named as defendants in several FINRA arbitrations that allege violations of federal and state securities laws and claim substantial damages. The Company is also a defendant in lawsuits incidental to its securities business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various claims will not result in any material adverse effect on the Company's financial position. Nevertheless, due to uncertainties in the settlement process, it is at least reasonably possible that management's view of the outcome could change in the near term.

NOTE 8 - CLASS B STOCK AND WARRANTS

In 2008, the Company received authorization to issue Class B common stock. It issued 164,302 of those shares containing 109,523 warrants. In 2009, another 14,286 shares were issued containing 9,522 warrants. Each share of Class B common stock accrues regular dividends at a rate of seven percent of the original issue price of $7 per share. Each warrant issued in connection with Class B common stock permits the holder to purchase one share of Class A common stock at a price of $10.50 per share. Warrants expire August 4, 2010.

NOTE 10 - RESTATEMENT

The Company's Class A common stock and additional paid-in capital accounts have been restated at December 31, 2008 to correct for shares of stock owned by the Company's president/CEO. Previously, Class A common stock was understated by $121 and additional paid-in capital was overstated by the same amount.

NOTE 11 - SUBSEQUENT EVENTS

Management has performed an analysis of the activities and transactions subsequent to December 31, 2009 to determine the need for any adjustments to and/or disclosures within the financial statements for the year ended December 31, 2009. Management has performed their analysis through February 24, 2010.

SUPPLEMENTAL MATERIAL

David Ramos
Certified Public Accountant

**INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTAL INFORMATION REQUIRED
BY RULE 17a-5 OF THE SECURITIES EXCHANGE COMMISSION**

To the Board of Directors of
Brookstone Securities, Inc.

I have audited the accompanying financial statements of Brookstone Securities, Inc. as of and for the year ended December 31, 2009, and have issued my report thereon dated February 24, 2010. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Net Capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David R. Ramos, CPA

February 24, 2010

Member: AICPA, FICPA
4215 Old Road 37 • Lakeland, Florida 33813
Telephone: 863-701-7885 • 863-709-8306 • Fax: 863-701-7857 • Email: RAMOSCPA1@AOL.COM

BROOKSTONE SECURITIES, INC.

SCHEDULE OF NET CAPITAL UNDER SEC RULE 15c3-1

DECEMBER 31, 2009

NET CAPITAL

Stockholders' equity per statement of financial condition	$ 1,151,998
Less unallowed assets:	
Receivables from new customers	156,144
Advances	574,695
Prepaid assets	35,992
Equipment, net of depreciation	44,817
Deposit	10,291
Net capital	$ 330,059

AGGREGATE INDEBTEDNESS

Accounts payable	$ 191,686
Commissions payable	890,533
Total aggregate indebtedness	$ 1,082,219

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II (unaudited) FOCUS report	$ 330,059
Less rounding	-
Net capital as reported above	$ 330,059

Note: There are no material differences in the computation of net capital and required net capital as reported above and the FOCUS report filed for December 31, 2009.

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors of
Brookstone Securities, Inc.

In planning and performing my audit of the financial statements of Brookstone Securities, Inc. (the "Company") as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member: AICPA, FICPA
4215 Old Road 37 • Lakeland, Florida 33813
Telephone: 863-701-7885 • 863-709-8306 • Fax: 863-701-7857 • Email: RAMOSCPA1@AOL.COM

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

David R. Ramos, CPA

February 24, 2010

Financial Statements and Supplemental Material

Brookstone Securities, Inc.

Year Ended December 31, 2009

THIS PAGE INTENTIONALLY LEFT BLANK.

Brookstone Securities, Inc.

Financial Statements and
Supplemental Material

Year Ended December 31, 2009